

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2019

Sydney Jim
Chief Executive Officer
Neutra Corp.
54 Sugar Creek Center Blvd., Suite 200
Sugar Land, Texas 77478

> **Re: Neutra Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 24, 2019**
> **File No. 000-55077**

Dear Mr. Jim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Introduction, page 1

1.   We note your disclosure that you are a Wyoming corporation. We also note that the cover page of your Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2019 indicates that you are a Nevada corporation while your Articles of Incorporation filed as Exhibit 3.1 to such 10-Q reflect that you are a Florida corporation. We note that this 10-Q also discusses that you reincorporated from Florida to Nevada in 2015. Please confirm where you are incorporated and file your current governing documents with this information statement. If you are a Wyoming corporation, please disclose how and when you became a Wyoming corporation in this section.

Effect of the Reverse Split, page 3

2.   Please revise to disclose the potential dilutive and anti-takeover effects of the reverse stock split.

<u>Authorized but Unissued Shares, page 4</u>

3.   We note your disclosure that you have an unlimited number of shares authorized. However, your Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2019 indicates that you have 480 million shares of authorized common stock. Please revise this section accordingly or advise. Please also disclose in this section whether you have any current plans to issue the additional authorized shares that will result from the reverse stock split.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Robert L. Sonfield, Jr., Esq.